================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ____________

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from____________to___________


                        Commission File Number 000-28846


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Centrue Bank 401(k) Savings Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Centrue Financial Corporation
                             122 West Madison Street
                             Ottawa, Illinois 61350


================================================================================

                              REQUIRED INFORMATION


         The following financial statements and schedules of the Centrue Bank 401(k) Savings Plan (the "Plan"), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are filed herewith. Crowe Chizek and Company LLC, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2006 and 2005. The consent of Crowe Chizek and Company LLC is attached as Exhibit 23.1 to this Form 11-K.

                        CENTRUE BANK 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

                        CENTRUE BANK 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................   1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS........................   2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..............   3

     NOTES TO FINANCIAL STATEMENTS..........................................   4


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) -
       DECEMBER 31, 2006....................................................   9

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) -
       DECEMBER 31, 2005....................................................  10

                        CENTRUE BANK 401(k) SAVINGS PLAN

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee of
  Centrue Bank 401(k) Savings Plan


We have audited the accompanying statements of net assets available for benefits of Centrue Bank 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2006 and 2005 supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ Crowe Chizek and Company LLC
                                       --------------------------------
                                       Crowe Chizek and Company LLC

Oak Brook, Illinois
June 26, 2007


                        CENTRUE BANK 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2006 and 2005

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                                                          2006            2005
                                                      ------------    ------------
ASSETS
Investments, at fair value (Note 4)                   $  5,678,383    $  7,529,575
Cash                                                        31,483              --
Accrued income                                               1,089             422
                                                      ------------    ------------
     Total assets                                        5,710,955       7,529,997

Net assets reflecting all investments at fair value      5,710,955       7,529,997

Adjustment from fair value to contract value
  for fully benefit-responsive contracts                    14,189          13,210
                                                      ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                     $  5,725,144    $  7,543,207
                                                      ============    ============


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

                        CENTRUE BANK 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the year ended December 31, 2006

--------------------------------------------------------------------------------


Additions to net assets attributed to:
     Investment income
         Net depreciation in fair value
           of investments (Note 4)                              $   (424,461)
         Interest                                                      9,176
         Dividends                                                   258,751
                                                                ------------
              Total investment income                               (156,534)

     Contributions
         Participants'                                               351,598
         Employer's                                                  149,202
         Rollovers                                                     8,512
                                                                ------------
              Total contributions                                    509,312
                                                                ------------

                  Total additions to net assets                      352,778

Deductions from net assets attributed to:
     Benefits paid to participants                                 2,169,691
     Administrative expenses                                           1,150
                                                                ------------
         Total deductions                                          2,170,841
                                                                ------------

Net decrease                                                      (1,818,063)

Net assets available for benefits
     Beginning of year                                             7,543,207
                                                                ------------

     End of year                                                $  5,725,144
                                                                ============

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              3.

                        CENTRUE BANK 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Centrue Bank 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that covered all employees of Centrue Financial Corporation (the "Company") and its participating subsidiaries that completed 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Prior to the Plan's termination, participants contributed up to 50% of pretax annual compensation, subject to certain dollar limitations, as defined in the Plan. Participants who attained age 50 before the end of the plan year were eligible to make catch-up contributions. Participants also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants directed the investment of their contributions into various investment options offered by the Plan. The Plan offers an array of mutual funds, a common collective trust fund, and employer stock as investment options for participants. The Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. The matching company contribution was invested as the participant directed. Additional profit sharing amounts could be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made for 2006. Contributions subject to certain limitations.

Plan Termination: Effective November 2006, Centrue Financial Corporation merged with Union Bancorp, Inc. As a result, Plan management decided to terminate the Plan as of November 10, 2006. Therefore, the last participant and company contributions to the plan were on November 10, 2006. Participants still make contributions in the form of loan repayments. Eligible participants began to remit contributions in November 2006 to the Centrue Bank 401(k) Profit Sharing Plan and Trust, formerly known as, the Union Bancorp 401(k) Profit Sharing Plan. The Plan will continue to exist until all participants are able to receive their benefits from the Plan.

Participant Accounts: Each participant's account was credited with the participant's contribution and allocations of the Company's contribution and is credited with an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              4.

                        CENTRUE BANK 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Participants were 100% vested for any company contributions when the Plan was terminated on November 10, 2006.

Payment of Benefits: On termination of service that is due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed limitations as set forth by the applicable sections of the Internal Revenue Code. For termination of service that is due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts: At December 31, 2006 and 2005, forfeited nonvested accounts totaled $78,545 and $47,532, respectively. Also, in 2006, employer contributions were reduced by $9,620 from forfeited nonvested accounts. Since the last participant and company contributions to the plan were on November 10, 2006, the Plan's forfeited accounts will be allocated to the remaining participants.

Participant Loans: Participants were allowed to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that are set at the prime rate as listed on the last business day or each month in the Wall Street Journal plus 1%. The interest rate will be fixed on the day the loan is requested and will remain constant during the term of the loan. Principal and interest is paid ratably through monthly payroll deductions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: As a result of the Company's decision to terminate the Plan in November 2006, the Plan changed its basis of accounting from the ongoing accrual basis to the liquidation basis of accounting for the year ended December 31, 2006. The change to the liquidation basis has no effect on the net assets available for benefits of the Plan.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              5.

                        CENTRUE BANK 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. The Plan's investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. The fair values of the Plan's interest in the common collective trust fund is bases upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reposted by the Plan's trustee. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005. The net depreciation reported in the Plan's statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amount reflect the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $13,210 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the plan's indirect interests in fully benefit-responsive contracts. The decrease in the amount reported for Plan investments as of December 31, 2005 is completely offset by an adjustment which reduces net assets reflecting investments at fair value to net assets available for benefit.

Administrative Costs: It has been the policy of the plan sponsor to absorb most of the administrative costs of the Plan.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              6.

                        CENTRUE BANK 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 35% and 43%, respectively, of the Plan's investment assets were invested in Centrue Financial Corporation common stock.


NOTE 3 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets:

                                                     2006           2005
                                                 ------------   ------------
    Merrill Lynch Preservation Trust             $    761,297   $    752,291
    Blackrock Large Cap Fund                          401,404        570,259
    Blackrock Govt Inc Fund                           519,447        509,945
    ING Int Value Fund                                369,521              *
    Centrue Financial Corporation Stock             1,996,272      3,215,527
    Calvert Income Fund                               504,363        780,051

* Did not meet 5% threshold

During 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted
  market price:
    Mutual funds                                                 $    180,664
    Centrue Financial Corporation stock                              (605,125)
                                                                 ------------
         Net change in fair value                                $   (424,461)
                                                                 ============


--------------------------------------------------------------------------------

                                  (Continued)

                                                                              7.

                        CENTRUE BANK 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

--------------------------------------------------------------------------------

NOTE 5 - PARTIES IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the administrator and custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative costs totaled $1,150 for the year ended December 31, 2006.

The Plan also allows participants to invest their account balances in shares of Centrue Financial Corporation common stock. The number of shares of Company common stock held by the Plan at December 31, 2006 and 2005 was 102,531 shares and 121,662 shares, respectively. The fair value of these shares at December 31, 2006 and 2005 was $1,996,272 and $3,215,527, respectively. No dividends were paid on these shares during the year ended December 31, 2006. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $90,924 and $141,082 at December 31, 2006 and 2005, respectively.


NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

--------------------------------------------------------------------------------

                                                                              8.

                             SUPPLEMENTAL SCHEDULES


                        CENTRUE BANK 401(k) SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2006

--------------------------------------------------------------------------------

Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  37-0532590
Three-Digit Plan Number:  002

                                                    (c)
             (b)                          Description of Investment
       Identity of Issue,                  Including Maturity Date,                                      (e)
        Borrower, Lessor,                Rate of Interest, Collateral,                 (d)            Current
(a)     or Similar Party                   Par, or Maturity Value                     Cost**           Value
---    -----------------                   ----------------------                     ------           -----
                                        Common Stock
                                        ------------
 *    Centrue Financial
        Corporation                     102,530.6649 shares                                      $    1,996,272

                                        Common/Collective Trust
                                        -----------------------

 *    Merrill Lynch                     Merrill Lynch Preservation Trust;
                                          761,297.0335 shares                                           761,297

                                        Mutual Funds
                                        ------------

      Alger                             Midcap Growth Fund; 6256.443 shares                             105,921
      BlackRock                         Large Cap Core A Fund; 28,610.4449 shares                       401,404
      Prudential                        Strategic Partner Fund; 5814.0025 shares                        106,047
      American                          AmCap Fund CL R3 Fund; 7,694.2504 shares                        152,500
      ING                               Intl Value Fund A; 5,156 shares                                 106,125
      ING                               Intl Value Fund A GM; 17,955.3882 shares                        369,521
      Davis                             Series Financial Fund; 259.0505 shares                           12,299
      Blackrock                         Blackrock Healthcare A Fund; 8,397.017 shares                    49,290
      Blackrock                         Blackrock EQ Dividend A Fund; 11,759.715 shares                 213,087
      Blackrock                         MDCP Value Opp A Fund; 8881.025 shares                          158,793
      PIMCO                             Real Return Bond Fund; 1,123.9532 shares                         11,971
      Blackrock                         Government Inc A Fund; 48,365.56 shares                         519,447
      Fidelity                          Fidelity Adv Small Cap Fund; 95.0425 shares                       2,105
      Fidelity                          Fidelity Adv Small Cap T Fund; 2,257.6783 shares                 49,987
      VanKampen                         Comstock Fund; 4,219.1486 shares                                 81,219
      Calvert                           Income Fund; 30,075.347 shares                                  504,363

                                        Participants Loans
                                        ------------------

*     Participants Loans                Interest rates ranging from 6.75% to 9.25%,
                                          maturing through September 11, 2011                            90,924
                                                                                                 --------------
                                                                                                 $    5,692,572
                                                                                                 ==============

*  Party in interest
**Investments are participant-directed.  Cost is not required to be presented.

                                                                              9.

                        CENTRUE BANK 401(k) SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

--------------------------------------------------------------------------------

Name of Plan Sponsor:  Centrue Financial Corporation
Employer Identification Number:  37-0532590
Three-Digit Plan Number:  002

                                                    (c)
             (b)                          Description of Investment
       Identity of Issue,                  Including Maturity Date,                                      (e)
        Borrower, Lessor,                Rate of Interest, Collateral,                 (d)            Current
(a)     or Similar Party                   Par, or Maturity Value                     Cost**           Value
---    -----------------                   ----------------------                     ------           -----

                                        Common Stock
                                        ------------
*     Centrue Financial
        Corporation                     121,662.0007 shares                                      $    3,215,527

                                        Common/Collective Trust
                                        -----------------------

*     Merrill Lynch                     Merrill Lynch Preservation Trust;
                                          752,290.9597 shares                                           752,291

                                        Mutual Funds
                                        ------------

*     Merrill Lynch                     Basic Value Fund; 16,492.4041 shares                            509,945
*     Merrill Lynch                     Healthcare Fund; 5,770.6346 shares                               38,894
*     Merrill Lynch                     U.S. Government Fund; 10,843.8479 shares                        109,198
      Phoenix                           Phoenix-Large-Cap Growth Fund;
                                          388.0284 shares                                                 4,505
*     Merrill Lynch                     Value Opportunities Fund; 10,127.2715 shares                    259,157
*     Merrill Lynch                     Mid Cap Value Fund; 5,193.8903 shares                            95,671
      PIMCO                             Real Return Bond Fund; 5,107.0370 shares                         56,586
      Blackrock                         Blackrock Aurora Portfolio; 669.7928 shares                      22,900
      MFS                               MFS New Discovery Fund; 13,637.0233 shares                      234,011
      Oppenheimer                       Quest Balanced Fund; 8,932.4746 shares                          159,534
      VanKampen                         Comstock Fund; 9,598.3069 shares                                170,946
*     Merrill Lynch                     Fundamental Growth Fund; 30,430.0288 shares                     570,259
      ING                               International Value Fund; 17,140.2922 shares                    306,468
      Calvert                           Income Fund; 46,542.4101 shares                                 780,051
      Davis                             Financial Fund; 111.4214 shares                                   4,724
      Seligman                          Capital Fund; 3,138.0597 shares                                  66,841
      Van Kampen                        Equity & Income Fund; 5,091.5744 shares                          44,195

                                        Participants Loans
                                        ------------------

*     Participants Loans                Interest rates ranging from 6.75% to 8.00%                      141,082
                                                                                                 --------------

                                                                                                 $    7,542,785
                                                                                                 ==============

*  Party in interest
**Investments are participant-directed.  Cost is not required to be presented.

                                                                             10.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      CENTRUE FINANCIAL CORPORATION
                                      401(k) PROFIT SHARING PLAN

Date:  June 28, 2007                  By: /s/ THOMAS A. DAIBER
                                          -------------------------------------
                                          Thomas A. Daiber
                                          President and
                                          Chief Executive Officer

                        CENTRUE BANK 401(k) SAVINGS PLAN

                                  EXHIBIT INDEX
                                       TO
                           ANNUAL REPORT ON FORM 11-K


Exhibit
  No.                      Description
--------------------------------------------------------------------------------

23.1                       Consent of Crowe Chizek and Company LLC